                                                                                                        Exhibit 11

                                           CATSKILL FINANCIAL CORPORATION
                                     COMPUTATION OF NET INCOME PER COMMON SHARE
                                  (In thousands, except share and per share data)

------------------------------------------------------------------------------------------------------------------

                                                       Three Months Ended June 30,     Nine Months Ended June 30,
                                                     ----------------------------     ----------------------------

                                                        2000             1999             2000             1999
                                                     -----------      -----------     -----------      -----------
Net income (loss) per common share - basic
------------------------------------------

   Net income (loss) applicable to common shares     $    (6,459)     $     1,099     $    (4,233)     $     3,121

   Weighted average common shares outstanding          3,294,197        3,804,676       3,330,443        3,831,288

   Net income (loss) per common share - basic        $     (1.96)     $       .29     $     (1.27)     $       .81
                                                     ===========      ===========     ===========      ===========

Net income (loss) per common share - diluted
--------------------------------------------

   Net income (loss) applicable to common shares     $    (6,459)     $     1,099     $    (4,233)     $     3,121

   Weighted average common shares outstanding          3,294,197        3,804,676       3,330,443        3,831,288

   Dilutive common stock options (1)                          --           94,020              --           67,159
                                                     -----------      -----------     -----------      -----------

   Weighted average common shares including
     potential dilution                                3,294,197        3,898,696       3,330,443        3,898,447

                                                     ===========      ===========     ===========      ===========

   Net income (loss) per common share - diluted      $     (1.96)     $       .28     $     (1.27)     $       .80
                                                     ===========      ===========     ===========      ===========



(1) Dilutive common stock options (includes granted, but unvested restricted stock under the Company's MRP plan and options granted, but unexercised under its stock option plan) are based on the treasury stock method using average market price. The treasury stock method recognizes the use of assumed proceeds upon the exercise of options, and the amount of unearned compensation attributed to future services under the Company's restricted stock plan, including any tax benefits, to purchase the Company's common stock at the average market price during the period. Furthermore, for the three and nine month periods ended June 30, 2000, weighted average common shares including potential dilution, excluded 76,459 and 45,292 shares, respectively, because they would have been antidilutive and reduced the reported diluted loss per share.